

Mail Stop 4720

August 31, 2015

<u>Via E-Mail</u>
Stephen Long
Chief Legal Officer
Cortendo plc
900 Northbrook Drive, Suite 200
Trevose, PA 19053

> **Re:** **Cortendo plc**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted August 17, 2015**
> **CIK No. 0001634432**

Dear Mr. Long:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-46

1. Please revise your Introduction disclosure to identify the exchange offer identified in pro forma adjustment 1A on page F-50 as a material transaction or tell us why it is not a material transaction for which pro forma effect is provided. If material, also identify the pro forma statements of operations you present as being those of Contendo plc and modify your disclosure regarding the presentation of a pro forma balance sheet in the penultimate paragraph on page F-46 to describe the changes in capital structure that will occur. If not material, remove your pro forma adjustment 1A.

2. We acknowledge your responses to previous comments 3 and 5. Given that the 2015 issuance of common stock and the transaction with Antisense Therapeutics are included in your June 30, 2015 historical financial statements and you identify no adjustments in your pro forma statements of income, please remove these transactions from your pro forma presentation or tell us why their retention is warranted.

You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Corey Jennings at (202) 551-3258 if you have questions regarding international comments. Please contact Preston Brewer at (202) 551-3969, Bryan Pitko at (202) 551-3203 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko for*

Suzanne Hayes
Assistant Director

cc: Via E-Mail
        Aron Izower, Esq.
        Reed Smith LLP